

GymWisely, Inc.

Rick Annichiarico, Founder   *Rick@GymWisely.com*

www.GymWisely.com   *(347) 327-2988*

About / Our Mission

About

GymWisely is a controlled fitness club membership marketplace that offers a one stop shop for all **membership-based** fitness needs by:

1) Marketing and Selling our Partners' existing unlimited memberships to anyone looking for a multi-memberships plan.

2) Creating, Marketing and Selling Customized Partial Memberships to people that already have an unlimited membership elsewhere.

Benefits / Problems Solved - Users

- Commuters can now workout near their homes AND near their office without paying 2 full membership prices.

- Enthusiasts seeking multiple outlets (i.e. Open Gym, Yoga, Martial Arts, Kickboxing, Climbing, Rowing, Cycling, Pilates, HIIT, Racquetball, Swimming, Basketball, etc.) can easily and cost effectively add them to their core workout.

- Per visit costs are greatly reduced from the class based and drop in models.

Benefits / Problems Solved – Gyms & Studios

- **Access to a new market:** Gymwisely creates an entirely NEW pool of potential members for Gyms and Studios that they currently have NO ACCESS to

- **Active users:** GymWisely users are active users and are more apt to purchase ancillary products

- **Retention:** Amazing way to retain members that would otherwise be lost forever

- **We do NOT CANNIBALIZE current business:** We've built in protections to ensure that we only add value on top of current business and do not jeopardize current operations

- **Free with ZERO RISK:** Unpublish plans or change terms anytime

- **Control and Ownership:** We provide full plan control to our Partners

Primary Memberships

Members **MUST** first purchase or prove to already own 1 **UNLIMITED** (all access either monthly or annual) membership at one of our partnering Gyms or Studios.

GW Partner Sample RA 7



Primary From
$50.00

📍 White Plains, NY - 10601

☰ Amenties

| Select Plan ▼ |
| Select an Option ▼ | $0.00 |

🏛 Sports / Fitness Club

Add To Plan

Already a Member Here?

GW Partner Sample RA 5



Primary From
$220.00

📍 Hoboken, NJ - 07860

☰ Amenties

| Select Plan ▼ |
| Select an Option ▼ | $0.00 |

🏛 Yoga Studio

Add To Plan

Already a Member Here?

GW Partner Sample RA 4



Primary From
$120.00

📍 Greenwich, CT - 06860

☰ Amenties

| Select Plan ▼ |
| Select an Option ▼ | $0.00 |

🏛 Sports / Fitness Club

Add To Plan

Already a Member Here?

GW Partner Sample RA 4



Primary From
$120.00

📍 New York, NY - 10011

☰ Amenties

| Universal $135.00 ▼ |
| 12 Months ▼ | $135 |

🏛 Sports / Fitness Club

Add To Plan

Already a Member Here?

Customized Memberships

Once we confirm a member's PRIMARY membership, we allow them to select as many Customized Memberships as they wish. Customized Memberships are partial recurring memberships that allow for 5, 10, 15 or 20 visits per month. Partners can limit the audience that their Customized Memberships appear to based on the price of the user's Primary Membership.

GW Partner Sample RA 7



Primary From
$110.00

📍 North Brunswick, NJ

📋 Amenties

Single $110.00 ▼	12 Months ▼
5 - ($43.50) ▼	**$43.5**

🏢 Sports / Fitness Club

[Add To Plan]

GW Partner Sample RA 7



Primary From
$110.00

📍 New York, NY

📋 Amenties

Select Plan ▼	Plan terms ▼
Days / Month - ($) ▼	**$0.00**

🏢 Sports / Fitness Club

[Add To Plan]

GW Partner Sample RA 2



Primary From
$115.00

📍 New York, NY

📋 Amenties

Universal $125.00 ▼	12 Months
10 - ($80.40) ▼	**$80.4**

🏢 Sports / Fitness Club

[Add To Plan]

GW Partner Sample RA 2



Primary From
$115.00

📍 New York, NY

📋 Amenties

Select Plan ▼	Select an Option ▼
Days / Month ▼	**$0.00**

🏢 Sports / Fitness Club

[Add To Plan]

Marketing

Starting in **NY, NJ, CT** with rapid **expansion nationally** and a plan to **go Global in 3-5 years**.

- **Partner Revenue Share:** Incentivize Partners to upsell our customized memberships to their members for us by offering a 10% revenue share.

- **Internal Network promotions:** Strategic partnerships between network clubs

- **Preferred trainers:** Reciprocal collaboration – Trainers provide Gym & Client intros, we provide new clients in their area

- **Collaborators and Affiliates:** Gym / Studio retailers and consultants

- Internal Sales Team: Client Outreach

- Social Media Marketing: Linkedin, IG, FB, Twitter etc.

- Email marketing: Targeted list and partner member marketing

- Paid Adds, SEO, SEM

- Events & PR

Tech

- The product is market ready and we are currently onboarding partnering Gyms and Studios
- It was built using PHP / MySQL and all of the newer front-end technologies
- We'll be looking for a v2 when we begin to scale rapidly
- Currently everything is being done by agencies, but we'd love to get someone on-board internally



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Interested in more than one gym or studio membership?

FOR MEMBERS - CREATE A PLAN

FOR PARTNERS - SIGN UP FREE

Team

- **Rick Annichiarico: CEO / COO / Founder:** 9 Years of Investment Banking, 9 Years of Startup Growth Consulting via his LLC (Primarily SaaS), 4 years IT Project Management and Open Source Development (while consulting), 25-year personal fitness enthusiast.

- **Brian Weber: Co-Founder, Head of Sales:** Gym Owner, entrepreneur, personal trainer, sales professional, social media / marketing guru… Brian has raised capital for and exited profitably from Pro-Method Sports and Athletics.

- **Mike Reichman: Marketing & Growth Strategy Lead:** 18 years of ecommerce marketing and growth experience. He has worked specifically with a fitness member acquisition app that exited via sale to ClassPass.

- **Kathy Margiasso:** Client Success Manager – Experienced Personal Trainer and General Manager.

- **Laura Glaser:** Client Success Manager – Experienced Sales and lifetime of devotion to fitness.

- **Casey Palmisano:** Client Success Manager – Former gym owner and current Personal Trainer.

- **Rachel Reichman:** Client Success Manager Experienced Sales and lifetime of devotion to fitness.

- **Lauren Reily:** PR Lead – Experienced PR professional and Personal Trainer.

- **Malina Padgett:** Social Media & Content Lead – Experienced content and SM strategist.

- **IT Agency:** Offshore Agencies.

Partners

- New Partners are being added rapidly but we are going to slow process shortly and shift focus to member acquisition to prevent scaling beyond our marketing capability.

















Warrior Goddess

UFC GYM

SHRED

PROMETHOD SPORTS AND FITNESS

POWER STUDIOS

THE ZOO HEALTH CLUB

PURE PHYSIQUE

FIT BODY BOOT CAMP

CrossFit

PFX FITNESS

IG Fit Health Club

Market Opportunity

2016

Region	Memberships	Revenue
National	58,000,000	$21,800,000,000
Global	131,700,000	$75,700,000,000

2018

Region	Memberships	Revenue
National	62,500,000	$32,300,000,000
Global	183,000,000	$94,000,000,000

This does not include boutique studios, hotel and corporate gym numbers

Contact



Rick Annichiarico, Founder
Rick@GymWisely.com
www.GymWisely.com
(347) 327-2988

GymWisely, Inc.
600 3rd Ave., 2nd fl.
New York, NY 10016